
15008754



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/1/15

January 13, 2016

Suzanne Hulst Clawson
Haynsworth Sinkler Boyd, P.A.
sclawson@hsblawfirm.com

Act: 1934
Section: 14a-8 (e)(5)
Rule:
Public
Availability: 1-13-16

Re: Sonoco Products Company
Incoming letter dated December 1, 2015

Dear Ms. Clawson:

This is in response to your letters dated December 1, 2015, December 4, 2015, January 6, 2016 and January 8, 2016 concerning the shareholder proposal submitted to Sonoco by William Steiner. We also have received letters on the proponent's behalf dated December 1, 2015, December 6, 2015, December 9, 2015, December 10, 2015, December 16, 2015, January 4, 2016, January 6, 2016, January 7, 2016 and January 10, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 13, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sonoco Products Company
Incoming letter dated December 1, 2015

The proposal relates to director nominations.

We are unable to concur in your view that Sonoco may exclude the proposal under rule 14a-8(h)(3). Accordingly, we do not believe that Sonoco may omit the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 10, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company January 8, 2016, letter asks SEC staff to create new regulations, by way of an unprecedented no-action letter, to potentially disenfranchise all who are not shareholders of record, limiting rights protected under federal law to only shareholders holding shares through direct registration. According to Broadridge,

> Currently, we estimate that about 98% of all shares of U.S. public companies are held by institutions or retail brokerage accounts in "street name," leaving just 2% registered through transfer agents. Over approximately the next two decades, we can project that registered shares will ball below 1% as registered shareholders pass away, sell, or move their accounts to brokerage platforms. (Registered Shareholders: How to Manage the Millennial Challenge at http://go.broadridge.com/Registered-Shareholders_How-to-Manage-the-Millennial-Challenge)

The arguments presented by Sunoco's legal counsel have been addressed by SEC staff previously, resulting in the issuance of Staff Legal Bulletin No. 14G (CF), which provides guidance regarding "the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8."

Additionally, staff denied previous requests for no-action relief such as that made by Sunoco. For example, in Sprint, available March 18, 2013,

Because an authorized representative of Mr. Steiner did appear and did present his proposal at the 20015 meeting, Mr. Steiner complied with the requirements of Rule 14a-8(h)(1). By Sunoco's own admission, Mr. Steiner's agent, Ms. Mejias, attended the meeting and presented his proposal. Therefore, the Company cannot exclude proposals submitted by him for meetings of shareholders in 2016 or 2017 on the basis of Rule 14a-8(h)(3).

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

Haynsworth
Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
www.hsblawfirm.com

SUZANNE HULST CLAWSON
ATTORNEY
DIRECT DIAL NUMBER 803.540.7819
sclawson@hsblawfirm.com

Rule 14a-8(h)

January 8, 2016

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sonoco Products Company – Supplemental Letter Regarding Notice of Intention to Omit from 2016 Proxy Materials Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On December 1, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Sonoco Products Company, a South Carolina corporation (the "Company"), pursuant to Rule 14a-8(j), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a proposal (the "2016 Proposal") submitted by William Steiner (the "Proponent"). The 2016 Proposal requests that: "Shareholders ask our board of directors to adopt and present for shareholder approval, a 'proxy access bylaw'..." as outlined in the 2016 Proposal. The No-Action Request demonstrates that the 2016 Proposal properly may be omitted from the 2016 Proxy Materials pursuant to Rule 14-8(h)(3) because neither the Proponent nor his qualified representative appeared at the Company's 2015 Annual Meeting of Shareholders to present the Proponent's shareholder proposal included in the Company's 2015 proxy materials (the "2015 Proposal"), and Proponent did not show good cause for failure to do so.

On December 1, 2015, John Chevedden submitted a letter to the Staff (the "First Response") responding to the No-Action Request. On December 5, 2015, on behalf of the Company, we submitted to the Staff a response to the First Response.

Subsequent to the First Response, Mr. Chevedden submitted a flurry of fragmented additional responses every few days. On January 6, 2016, on behalf of the Company, we submitted to the Staff responses to five of these additional responses. On January 7 and 8, 2016, Mr. Chevedden submitted two additional responses. As discussed below, both of these responses are also without merit.

Furthermore, notwithstanding our request in the No-Action Request that, if Proponent elected to submit additional correspondence to the SEC or the Staff with respect to the 2016 Proposal, a copy of that correspondence should be furnished concurrently to us on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D, once again, Mr. Chevedden did not furnish these additional responses to us, but rather furnished them only to the Company's Vice President of Investor Relations and Corporate Affairs.

The Additional Responses

Seventh Reponse

On January 7, 2016, Mr. Chevedden submitted a letter to the Staff, dated January 6, 2016 (the "Seventh Response"), further responding to the No-Action Request and our letter of January 6, 2016. The Seventh Response is attached to this letter as Exhibit A. The Seventh Response states:

> "The company [sic] January 6, 2016 letter claims that it is perfectly legit for a company to keep it a guessing game for retail shareholders to complete the requirements for a rule 14a-8 proposal – at least for Sonoco Products Company shareholders."
>
> "The company will not even name who purportedly has to sign off for the proponent to designate another person to present a rule 14a-8 proposal."

There is no "guessing game." It is clear in the Company's bylaws that a shareholder must be a record holder to submit and present a shareholder proposal at a meeting of shareholders. Under South Carolina law, a record holder of shares may also appoint a proxy to take action on his behalf. The Company's Proxy Statement for its 2014 Annual Meeting of shareholders clearly states on page 69 under the caption "Shareholder Proposals for Next Annual Meeting" that shareholder proposals to be presented for consideration at the 2015 Annual Meeting "must comply with the requirements of [the Company's] bylaws." The Company's bylaws are easily accessible in the Company's SEC filings on the EDGAR database. If Proponent or Mr. Chevedden had taken the time to review the bylaws, they would have seen the requirement that shareholder proposals be submitted and presented only by shareholders of record, and could have taken steps either to have the shares transferred of record to Proponent or to obtain a legal proxy relating to the shares.

Eighth Response

On January 8, 2016, Mr. Chevedden submitted yet another letter to the Staff, dated January 7, 2016 (the "Eighth Response"), further responding to the No-Action Request and our letter of January 6, 2016. The Eighth Response is attached to this letter as Exhibit B. The Eighth Response begins by stating:

> "Mr. Steiner's duly authorized representative, Ms. Mary Mejias, did attend the 2015 annual meeting and in fact did present Mr. Steiner's proposal, as required by Rule 14a-8(h)(1)."

The Eighth Response then goes on to outline (i) various events that occurred at the 2015 Annual Meeting, (ii) an incorrect interpretation of the Form 8-K filed by the Company after the annual meeting, and (iii) Mr. Chevedden's interpretation of the operation of South Carolina law. Reference to the sentence above, however, is all that is necessary to refute Mr. Chevedden's assertions. As explained in the No-Action Request, Proponent Steiner was not a record holder of the Company's shares on the date of submission of the 2015 Proposal to the Company or on the date of the 2015 Annual Meeting as required by the Company's bylaws, and presented no evidence to the Company that he held a proxy from a record holder. Therefore, Proponent Steiner himself was not qualified to submit or present the 2015 proposal, let alone appoint anyone else to do so as his "duly authorized representative."

SEC Rule 14a-8(h)(1) requires that either the shareholder making a proposal or his representative who is qualified under state law to present the proposal on his behalf attend the meeting to present the proposal, and that such person follow the proper state law procedures for attending the meeting and/or presenting the proposal. As explained in the No-Action Request, the Company's Bylaws only permit a resolution to be considered at a meeting of shareholders if it is proposed by the Board of Directors or by a shareholder of record at the date of submission to the Secretary and on the record date for the meeting. Because Proponent Steiner did not meet these requirements, neither he nor anyone he purported to appoint was qualified under state law to present the 2015 Proposal. We believe we have thoroughly set forth the legal basis for these arguments in the No-Action Request, so we will not reiterate them in this letter.

Mr. Chevedden also incorrectly states that the Company's Form 8-K reported results of a "vote" on the 2015 Proposal. The Form 8-K filed April 17, 2015 reported the "voting instructions" given to the proxy agents with respect to the 2015 Proposal, but did not report that a vote was taken on the 2015 Proposal. In contrast, the Form 8-K reported that election of directors, selection of independent registered public accounting firm and say-on-pay all "were approved by the shareholders at this meeting." The text of the Form 8-K relating to the 2015 Proposal is as follows:

> Shareholder Proposal
>
> An advisory (non-binding) shareholder proposal regarding declassification of the Board of Directors submitted to the Company by Mr. William Steiner (the "Shareholder Proposal") pursuant to the Securities and Exchange Commission's rule relating to shareholder proposals was included in the Company's Proxy Statement and on its Proxy for voting. As permitted by the Securities and Exchange Commission's rules, the Board of Directors also included in the

Proxy Statement a Statement in Opposition to the Shareholder Proposal and its recommendation that shareholders vote "against" the proposal.

As confirmed by his broker, Mr. Steiner was a beneficial holder of the Company's shares, but was not a record holder, at the date of submission of the Shareholder Proposal to the Company or on the record date for the meeting. Further, Mr. Steiner did not represent, and his broker did not assert, that he held a proxy from any such record holder. Neither Mr. Steiner nor any representative or proxy holder qualified under South Carolina law or the Company's Bylaws to present the Shareholder Proposal on his behalf attended the Annual Meeting to present the Shareholder Proposal and move its adoption.

The morning of the Annual Meeting, the Company received a letter from Mr. John Chevedden, who was not a shareholder of record at the date of submission of the Shareholder Proposal to the Company or on the record date for the meeting, and did not represent that he held a proxy from any such record holder. In the letter, Mr. Chevedden purported to "authorize Ms. Mary Mejias to present the 14a-8 proposal."

Ms. Mejias attended the meeting and advised a Company representative that she had come to present the proposal at the meeting. However, prior to the meeting, in a conversation between Mr. DeLoach, the Company's Executive Chairman and presiding officer at the meeting, and Ms. Mejias, Ms. Mejias acknowledged that she was not a shareholder of record at the date of submission of the Shareholder Proposal to the Company or on the record date for the meeting, and did not hold a proxy from any such record holder. Accordingly, Mr. DeLoach advised her that she was not properly qualified under the Company's Bylaws or South Carolina law to present the proposal at the meeting, but that, as a courtesy, he would allow her to do so. When Ms. Mejias moved adoption of the proposal, it did not receive a second.

As noted above, the Shareholder Proposal was included on the Company's proxy card for the Annual Meeting, and <u>the voting instructions to the proxy agents were as follow</u>: 61,493,112 for approval and 18,176,911 against approval, with 482,901 abstentions and 12,858,775 broker non-votes. *[Emphasis added.]*

Conclusion

Based on the reasons set forth in the No-Action Request, we reiterate our request that the Staff concur that it will not recommend enforcement action to the SEC if the Company excludes the 2016 Proposal, and any subsequent 2016 or 2017 proposals from Mr. Steiner, from its proxy materials.

Mr. Chevedden continues to make substantially the same assertions in all of his responses, which indicate his apparent lack of understanding of, or disregard for, the Company's legal arguments in support of the No-Action Request. Unless Mr. Chevedden raises a new argument, the Company does not intend to continue to respond to his letters, but rather respectfully requests that the Staff refer to the No-Action Request, our December 5, 2015 and January 6, 2016 letters and this letter. However, this decision not to respond further should in no way be construed as an admission that any of Mr. Chevedden's arguments or assertions are correct or have any merit.

I will be happy to provide you with any further information or answer any questions. Please do not hesitate to call me at (803) 540-7819 or email me at sclawson@hsblawfirm.com, or Chip King at (803) 540-7818, cking@hsblawfirm.com.

Very truly yours,



Suzanne Hulst Clawson

SHC/pd
Enclosures
Cc: Mr. William Steiner (via Federal Express and U.S.P.S)
Mr. John Chevedden (via email)

DM: 4343087 v.1

EXHIBIT A

Roger Schrum

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Thursday, January 07, 2016 12:40 AM
To:	Office of Chief Counsel
Cc:	Roger Schrum
Subject:	#7 Rule 14a-8 Proposal (SON)
Attachments:	CCE06012016_7.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company January 6, 2016 letter claims that it is perfectly legit for a company to keep it a guessing game for retail shareholders to complete the requirements for a rule 14a-8 proposal – at least for Sonoco Products Company shareholders.

The company will not even name who purportedly has to sign off for the proponent to designate another person to present a rule 14a-8 proposal.

An additional letter will follow shortly.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

EXHIBIT B

Roger Schrum

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Friday, January 08, 2016 12:13 AM
To:	Office of Chief Counsel
Cc:	Roger Schrum
Subject:	#8 Rule 14a-8 Proposal (SON)
Attachments:	CCE07012016_5.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

Mr. Steiner's duly authorized representative, Ms. Mary Mejias, did attend the 2015 annual meeting and in fact did present Mr. Steiner's proposal, as required by Rule 14a-8(h)(1).

The Company challenged the Proposal on the following ground: "The Proponent submitted a proposal for the 2015 Annual Meeting of Shareholders and neither the Proponent nor his qualified representative appeared at the meeting to present the proposal and Proponent did not show good cause for failure to do so."

As shown below, the facts, primarily as set forth in the Company's Letter, establish that Sunoco has failed to meet its burden of proving its entitlement to "no-action" relief on that ground.

The Company Letter lays out the following facts:

- A representative of Mr. Steiner informed the Company in advance of the meeting that Ms. Mary Mejias would present Mr. Steiner's proposal at the Company's 2015 annual meeting (see Exhibit C of the Company Letter);
- That Ms. Mejias did attend the Company's annual meeting;
- That at the annual meeting Ms. Mejias did, in fact, present Mr. Steiner's proposal. ("moved adoption of the 2015 Proposal," according to the Company's Letter.
- The Company's Form 8-K filed after the annual meeting reported the results of the shareholder vote on all proposals, including Mr. Steiner's proposal. The proposal won an overwhelming 77% of the vote. See 8-K filed on April 17, 2015 http://www.sec.gov/Archives/edgar/data/91767/000009176715000017/submissionofmatterstoavote.htm.

These well-documented facts rebut that "neither the Proponent nor his qualified representative appeared at the meeting to present the proposal."

Mr. Steiner's qualified representative, Ms. Mejias, did appear at the Company's 2015 annual meeting and did present Mr. Steiner's proposal, urging shareholders to vote for it. Thus, Ms.

Mejias' presentation of the proposal met the literal requirements stated on the face of Rule 14a-8(h)(1); she personally appeared at the meeting, and on the record, she made an oral statement presenting the proposal.

In a tangential allusion to additional irregularities, the Company Letter points out, "when Ms. Mejias moved adoption of the 2015 Proposal, it did not receive a second." It is well established that a second is not required and Sonoco fails to cite any requirement that a second needed to be obtained.

Because the face of Rule 14a-8(h)(1) does not require anything more than what Ms. Mejias did to present the proposal, a no-action letter based on Rule 14a-8(h)(3) would not be the appropriate mechanism for putting in place a new requirement, suggested by Sunoco, that only 'registered' shareholders are qualified to propose or present shareholder proposals.

The company cites Section 33-2-106(b) of the South Carolina Business Corporation Act of 1988, as amended, in support of company bylaws that require proponents to be "a shareholder of record." Their bylaw purports to limit the rights of both submission and presentation to shareholders of record.

However, South Carolina law does not require that shareholder proponents or presenters be shareholders "of record." It also says company bylaws cannot be "inconsistent with law." Federal law, in the form of SEC Rule 14a-8(b), does not require shareholders be "registered." Staff Legal Bulletin No. 14G (CF) <http://www.sec.gov/interps/legal/cfslb14g.htm> clarifies what is required to show evidence of ownership.

Nothing in the no-action letters cited by Sunoco indicates any greater requirement, such as restricting presenters to 'registered' shareholders. None of those letters involved a proponent or representative who appeared at the annual meeting, was introduced to present the proposal and then did so on the record, prior to the vote, urging a vote for the proposal.

Because an authorized representative of Mr. Steiner did appear and present the proposal in 2015, Mr. Steiner complied with the wording of Rule 14a-8(h)(1) and the Company cannot exclude proposals submitted by him for meetings of shareholders in 2016 or 2017 on the basis of Rule 14a-8(h)(3).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

Mr. Steiner's duly authorized representative, Ms. Mary Mejias, did attend the 2015 annual meeting and in fact did present Mr. Steiner's proposal, as required by Rule 14a-8(h)(1).

The Company challenged the Proposal on the following ground: "The Proponent submitted a proposal for the 2015 Annual Meeting of Shareholders and neither the Proponent nor his qualified representative appeared at the meeting to present the proposal and Proponent did not show good cause for failure to do so."

As shown below, the facts, primarily as set forth in the Company's Letter, establish that Sunoco has failed to meet its burden of proving its entitlement to "no-action" relief on that ground.

The Company Letter lays out the following facts:

- A representative of Mr. Steiner informed the Company in advance of the meeting that Ms. Mary Mejias would present Mr. Steiner's proposal at the Company's 2015 annual meeting (see Exhibit C of the Company Letter);
- That Ms. Mejias did attend the Company's annual meeting;
- That at the annual meeting Ms. Mejias did, in fact, present Mr. Steiner's proposal. ("moved adoption of the 2015 Proposal," according to the Company's Letter.
- The Company's Form 8-K filed after the annual meeting reported the results of the shareholder vote on all proposals, including Mr. Steiner's proposal. The proposal won an overwhelming 77% of the vote. See 8-K filed on April 17, 2015 http://www.sec.gov/Archives/edgar/data/91767/000009176715000017/submissionofmatterstoavote.htm.

These well-documented facts rebut that "neither the Proponent nor his qualified representative appeared at the meeting to present the proposal."

Mr. Steiner's qualified representative, Ms. Mejias, did appear at the Company's 2015 annual meeting and did present Mr. Steiner's proposal, urging shareholders to vote for it. Thus, Ms.

Mejias' presentation of the proposal met the literal requirements stated on the face of Rule 14a-8(h)(1); she personally appeared at the meeting, and on the record, she made an oral statement presenting the proposal.

In a tangential allusion to additional irregularities, the Company Letter points out, "when Ms. Mejias moved adoption of the 2015 Proposal, it did not receive a second." It is well established that a second is not required and Sonoco fails to cite any requirement that a second needed to be obtained.

Because the face of Rule 14a-8(h)(1) does not require anything more than what Ms. Mejias did to present the proposal, a no-action letter based on Rule 14a-8(h)(3) would not be the appropriate mechanism for putting in place a new requirement, suggested by Sunoco, that only 'registered' shareholders are qualified to propose or present shareholder proposals.

The company cites Section 33-2-106(b) of the South Carolina Business Corporation Act of 1988, as amended, in support of company bylaws that require proponents to be "a shareholder of record." Their bylaw purports to limit the rights of both submission and presentation to shareholders of record.

However, South Carolina law does not require that shareholder proponents or presenters be shareholders "of record." It also says company bylaws cannot be "inconsistent with law." Federal law, in the form of SEC Rule 14a-8(b), does not require shareholders be "registered." Staff Legal Bulletin No. 14G (CF) <http://www.sec.gov/interps/legal/cfslb14g.htm> clarifies what is required to show evidence of ownership.

Nothing in the no-action letters cited by Sunoco indicates any greater requirement, such as restricting presenters to 'registered' shareholders. None of those letters involved a proponent or representative who appeared at the annual meeting, was introduced to present the proposal and then did so on the record, prior to the vote, urging a vote for the proposal.

Because an authorized representative of Mr. Steiner did appear and present the proposal in 2015, Mr. Steiner complied with the wording of Rule 14a-8(h)(1) and the Company cannot exclude proposals submitted by him for meetings of shareholders in 2016 or 2017 on the basis of Rule 14a-8(h)(3).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company January 6, 2016 letter claims that it is perfectly legit for a company to keep it a guessing game for retail shareholders to complete the requirements for a rule 14a-8 proposal – at least for Sonoco Products Company shareholders.

The company will not even name who purportedly has to sign off for the proponent to designate another person to present a rule 14a-8 proposal.

An additional letter will follow shortly.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

Haynsworth
Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
www.hsblawfirm.com

SUZANNE HULST CLAWSON
ATTORNEY
DIRECT DIAL NUMBER 803.540.7819
sclawson@hsblawfirm.com

Rule 14a-8(h)

January 6, 2016

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sonoco Products Company – Supplemental Letter Regarding Notice of Intention to Omit from 2016 Proxy Materials Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On December 1, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Sonoco Products Company, a South Carolina corporation (the "Company"), pursuant to Rule 14a-8(j), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a proposal (the "2016 Proposal") submitted by William Steiner (the "Proponent"). The 2016 Proposal requests that: "Shareholders ask our board of directors to adopt and present for shareholder approval, a 'proxy access bylaw'..." as outlined in the 2016 Proposal. The No-Action Request demonstrates that the 2016 Proposal properly may be omitted from the 2016 Proxy Materials pursuant to Rule 14-8(h)(3) because neither the Proponent nor his qualified representative appeared at the Company's 2015 Annual Meeting of Shareholders to present the Proponent's shareholder proposal included in the Company's 2015 proxy materials (the "2015 Proposal"), and Proponent did not show good cause for failure to do so.

On December 1, 2015, John Chevedden submitted a letter to the Staff (the "First Response") responding to the No-Action Request. On December 5, 2015, on behalf of the Company, we submitted to the Staff a response to the First Response.

Subsequent to the First Response, Mr. Chevedden has submitted a flurry of fragmented additional responses every few days. As discussed below, all of these responses are without merit. Furthermore, notwithstanding our request in the No-Action Request that, if Proponent elected to submit additional correspondence to the SEC or the Staff with respect to the 2016 Proposal, a copy of that correspondence should be furnished concurrently to us on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D, Mr. Chevedden did not furnish any of his additional responses to us, but rather furnished them only to the Company's Vice President of Investor Relations and Corporate Affairs. By doing so, Proponent significantly delayed our receipt of the additional responses and impeded our ability to timely respond on the Company's behalf.

The Additional Responses

Second and Third Reponses

On December 6, 2015, Mr. Chevedden submitted another letter to the Staff (the "Second Response") further responding to the No-Action Request. The Second Response is attached to this letter as Exhibit A. The Second Response states:

> "The company failed to provide the text of the company discussion of the rule 14a-8 proposal at its annual meeting."

On December 9, 2015, Mr. Chevedden submitted another letter to the Staff (the "Third Response") further responding to the No-Action Request. The Third Response is attached to this letter as Exhibit B. The Third Response states:

> "It is important that the company provide the transcript of its 2015 annual meeting to see whether the company addressed the rule 14a-8 proposal as properly presented at this meeting."

The Company does not believe that either the Second Response or the Third Response is relevant to the No-Action Request, and that they should be disregarded. To the extent Proponent or Mr. Chevedden may be attempting in the Second or Third Responses to assert that actions taken or not taken by the Company at the 2015 Annual Meeting in any way constituted a waiver of Proponent's obligation to comply with the requirements of Rule 14a-8(h)(1), such assertions are not supportable under the precedent cited under the caption "Fourth Response" below, and should be disregarded.

Fourth Response

On December 10, 2015, Mr. Chevedden submitted another letter to the Staff (the "Fourth Response") further responding to the No-Action Request. The Fourth Response is attached to this letter as Exhibit C. The Fourth Response states:

> "Perhaps the company can elaborate on its logic and provide the details on Mr. Steiner meeting the company presentation requirements for Mr. Steiner's attached 2004 proposal."

It appears from the attachments to the Fourth Response and the notations thereon that Mr. Chevedden is referring to the fact that Proponent followed the same pattern of conduct with respect to a shareholder proposal Proponent submitted for consideration at the 2004 Annual Meeting of the Company's shareholders. However, in that instance, the Company submitted the proposal to a vote of shareholders notwithstanding the fact that the proposal was not submitted to the Company or presented at the Annual Meeting by a record holder of the shares or a person holding a legal proxy from the record holder. There is significant precedent that demonstrates that allowing shareholders to vote on a shareholder proposal despite the proponent's failure to comply with the requirements of Rule 14a-8(h)(1) does not constitute a waiver of the company's rights under Rule 14a-8(h)(3). See e.g. *McDonald's Corporation* (March 3, 2015); *Medco Health Solutions, Inc.* (December 3, 2009); *E. I. DuPont de Nemours and Company* (January 16, 2009); *Proctor & Gamble Company* (July 24, 2008). In each case, although the company chose to submit an absentee proponent's proposal to a vote of shareholders, the Staff concurred in exclusion of a later proposal from the same proponent under Rule 14a-8(h)(3). Accordingly, any suggestion by Proponent or Mr. Chevedden that the Company's submission of the 2004 proposal to a vote of shareholders at the 2004 Annual Meeting in his absence somehow constitutes a waiver of the requirement that Proponent comply with the requirements of Rule 14a-8(h)(1) should be disregarded.

Fifth Response

On December 16, 2015, Mr. Chevedden submitted another letter to the Staff (the "Fifth Response") further responding to the No-Action Request. The Fifth Response is attached to this letter as Exhibit D. The Fifth Response states:

> "The company apparently did not notify Mr. Steiner's agent of any defect in the attached letter which concerns the annual meeting presentation and the steps leading up to the annual meeting presentation. This letter was submitted to the company 6-months prior to the annual meeting."

The Company did not notify Proponent or Mr. Chevedden of any defects in the letter because (upon subsequent receipt of confirmation from Proponent's broker of beneficial ownership of the required number of the Company's shares for the requisite period of time) the letter did not include any of the defects of which the Company would have been required to give notice to Proponent pursuant to Rule 14a-8(b)-(d).

As explained in the No-Action Request, the basis for the Company's assertion that it is entitled to omit the 2016 Proposal from the 2016 Proxy Materials is that Proponent was not a record holder of the Company's shares at the date of submission of the 2015 Proposal to the Company or on the record date for the meeting. Further, Proponent did not represent, and his broker did not assert, that Proponent held a proxy from any such record holder. The Company's Bylaws only permit a resolution to be considered at a meeting of shareholders if it is proposed by the Board of Directors or by a shareholder of record at the date of submission to the Secretary and on the record date for the meeting. At the date of submission of the 2015 Proposal, the Company did not know whether Proponent or Mr. Chevedden held a legal proxy from the record holder of the shares. This fact only became apparent when Ms. Mejias appeared at the 2015 Annual Meeting to submit the 2015 Proposal and admitted that she did not hold a legal proxy from the record owner of the shares. Accordingly, the "defect" was not a problem with Mr. Steiner's letter, but, rather, his failure to have the proposal submitted to the Company and presented at the 2015 Annual Meeting by the record holder of shares or a person holding a legal proxy from the record holder.

Sixth Response

On January 4, 2016, Mr. Chevedden submitted another letter to the Staff (the "Sixth Response") still further responding to the No-Action Request. The Sixth Response is attached to this letter as Exhibit E. The Sixth Response states:

> "The company failed to give a thorough explanation of its position on the operation of its bylaws. For instance the company failed to disclose whether it regards Cede & Co. as the only party who could authorize the annual meeting presentation of a rule 14a-8 proposal by other than the rule 14a-8 proponent."

Mr. Chevedden does not cite any authority that would require the Company to give such an explanation, nor is the Company aware of any such requirement. The Company's Proxy Statement for its 2014 Annual Meeting of shareholders clearly states on page 69 under the caption "Shareholder Proposals for Next Annual Meeting" that shareholder proposals to be presented for consideration at the 2015 Annual Meeting "must comply with the requirements of [the Company's] bylaws." The Company's bylaws are easily accessible in the Company's SEC filings on the EDGAR database. If Proponent or Mr. Chevedden had taken the time to review the bylaws, they would have seen the requirement that shareholder proposals be submitted and presented only by shareholders of record, and could have taken steps either to have the shares transferred of record to Proponent or to obtain a legal proxy relating to the shares.

Conclusion

Based on the reasons set forth in the No-Action Request, we reiterate our request that the Staff concur that it will not recommend enforcement action to the SEC if the Company excludes the 2016 Proposal, and any subsequent 2016 or 2017 proposals from Mr. Steiner, from its proxy materials.

I will be happy to provide you with any further information or answer any questions. Please do not hesitate to call me at (803) 540-7819 or email me at sclawson@hsblawfirm.com, or Chip King at (803) 540-7818, cking@hsblawfirm.com.

Very truly yours,



Suzanne Hulst Clawson

SHC/pd
Enclosures
Cc: Mr. William Steiner (via Federal Express and U.S.P.S)
Mr. John Chevedden (via email)

DM: 4338539 v.1

EXHIBIT A

Roger Schrum

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Sunday, December 06, 2015 10:58 PM
To:	Office of Chief Counsel
Cc:	Roger Schrum
Subject:	#2 Rule 14a-8 Proposal (SON)
Attachments:	CCE06122015.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 6, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to provide the text of the company discussion of the rule 14a-8 proposal at its annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

EXHIBIT B

Roger Schrum

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, December 09, 2015 6:07 PM
To: Office of Chief Counsel
Cc: Roger Schrum
Subject: #3 Rule 14a-8 Proposal (SON)
Attachments: CCE09122015_2.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

It is important that the company provide the transcript of its 2015 annual meeting to see whether the company addressed the rule 14a-8 proposal as properly presented at this meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

EXHIBIT C

Roger Schrum

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Friday, December 11, 2015 12:08 AM
To:	Office of Chief Counsel
Cc:	Roger Schrum
Subject:	#4 Rule 14a-8 Proposal (SON)
Attachments:	CCE10122015_6.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 10, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

Perhaps the company can elaborate on its logic and provide the details on Mr. Steiner meeting the company presentation requirements for Mr. Steiner's attached 2004 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

Proposal: Strategic Alternatives
Proponent: William Steiner
Proxy Year: 2004
Proposal Text
Resolved that the shareholders of Sonoco Products Company urge the Sonoco Products Company Board of Directors to arrange for the prompt sale of Sonoco Products Company to the highest bidder.

The purpose of the Maximize Value Resolution is to give all Sonoco Products Company shareholders the opportunity to send a message to the Sonoco Products Company Board that they support the prompt sale of Sonoco Products Company to the highest bidder. I believe that a strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Sonoco Products Company shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Sonoco Products Company Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution:

The prompt auction of Sonoco Products Company should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock or a combination of both.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION

SONOCO PRODUCTS COMPANY

PART II. OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders.

The Company's annual meeting of shareholders was held on April 21, 2004. The following matters, as described more fully in the Company's Proxy Statement, were approved by the shareholders at this meeting:

(1) The following directors were elected:

	Term	VOTES For	VOTES Withheld
F.L.H. Coker	3-year	86,305,370	2,617,562
C.C. Fort	3-year	87,076,862	1,846,070
B.L.M. Kasriel	3-year	86,080,948	2,841,984
J.H. Mullin, III	3-year	87,145,584	1,777,348
T.E. Whiddon	3-year	85,407,561	3,515,371
J.M. Micali	2-year	87,147,818	1,775,114

(2) Shareholder proposal urging the Company's Board of Directors to arrange for the prompt sale of the Company to the highest bidder. The shareholders voted 4,228,801 for and 72,137,857 against this proposal, with 796,205 abstaining. There were 11,759,666 broker non-votes for this matter.

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibit 15 — Letter re unaudited interim financial information.
Exhibit 31 — Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(a)
Exhibit 32 — Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)

(b) Reports on Form 8-K: During the quarter ended March 28, 2004, the Company filed a Current Report on Form 8-K dated January 28, 2004. The Current Report included information under Items 7 and 12.

EXHIBIT D

Roger Schrum

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, December 16, 2015 10:36 PM
To: Office of Chief Counsel
Cc: Roger Schrum
Subject: #5 Rule 14a-8 Proposal (SON)
Attachments: CCE16122015_15.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company apparently did not notify Mr. Steiner's agent of any defect in the attached letter which concerns the annual meeting presentation and the steps leading up to the annual meeting presentation. This letter was submitted to the company 6-months prior to the annual meeting.

This is to request that the undersigned be granted at least two business days to respond to any company response to rebuttals of the company no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Ritchie L. Bond
Corporate Secretary
Sonoco Products Company (SON)
One North Second Street
P O Box 160
Hartsville, SC 29551-0160
PH: 843-383-7000
FX: 843-383-7008

Dear Mr. Bond,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



William Steiner

7-28-14
Date

EXHIBIT E

Roger Schrum

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, January 04, 2016 9:38 AM
To: Office of Chief Counsel
Cc: Roger Schrum
Subject: #6 Rule 14a-8 Proposal (SON)
Attachments: CCE04012016.pdf

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to give a thorough explanation of its position on the operation of its bylaws. For instance the company failed to disclose whether it regards Cede & Co. as the only party who could authorize the annual meeting presentation of a rule 14a-8 proposal by other than the rule 14a-8 proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to give a thorough explanation of its position on the operation of its bylaws. For instance the company failed to disclose whether it regards Cede & Co. as the only party who could authorize the annual meeting presentation of a rule 14a-8 proposal by other than the rule 14a-8 proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company apparently did not notify Mr. Steiner's agent of any defect in the attached letter which concerns the annual meeting presentation and the steps leading up to the annual meeting presentation. This letter was submitted to the company 6-months prior to the annual meeting.

This is to request that the undersigned be granted at least two business days to respond to any company response to rebuttals of the company no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Ritchie L. Bond
Corporate Secretary
Sonoco Products Company (SON)
One North Second Street
P O Box 160
Hartsville, SC 29551-0160
PH: 843-383-7000
FX: 843-383-7008

Dear Mr. Bond,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



William Steiner

7-28-14
Date

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 10, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Proxy Access
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

Perhaps the company can elaborate on its logic and provide the details on Mr. Steiner meeting the company presentation requirements for Mr. Steiner's attached 2004 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

Proposal: Strategic Alternatives
Proponent: William Steiner
Proxy Year: 2004
Proposal Text
Resolved that the shareholders of Sonoco Products Company urge the Sonoco Products Company Board of Directors to arrange for the prompt sale of Sonoco Products Company to the highest bidder.

The purpose of the Maximize Value Resolution is to give all Sonoco Products Company shareholders the opportunity to send a message to the Sonoco Products Company Board that they support the prompt sale of Sonoco Products Company to the highest bidder. I believe that a strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Sonoco Products Company shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Sonoco Products Company Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution:

The prompt auction of Sonoco Products Company should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock or a combination of both.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION

SONOCO PRODUCTS COMPANY

PART II. OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders.

The Company's annual meeting of shareholders was held on April 21, 2004. The following matters, as described more fully in the Company's Proxy Statement, were approved by the shareholders at this meeting:

(1) The following directors were elected:

	Term	VOTES For	VOTES Withheld
F.L.H. Coker	3-year	86,305,370	2,617,562
C.C. Fort	3-year	87,076,862	1,846,070
B.L.M. Kasriel	3-year	86,080,948	2,841,984
J.H. Mullin, III	3-year	87,145,584	1,777,348
T.E. Whiddon	3-year	85,407,561	3,515,371
J.M. Micali	2-year	87,147,818	1,775,114

(2) Shareholder proposal urging the Company's Board of Directors to arrange for the prompt sale of the Company to the highest bidder. The shareholders voted 4,228,801 for and 72,137,857 against this proposal, with 796,205 abstaining. There were 11,759,666 broker non-votes for this matter.

Item 6. Exhibits and Reports on Form 8-K .

(a) Exhibit 15 — Letter re unaudited interim financial information.
Exhibit 31 — Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-
Oxley Act of 2002 and 17 C.F.R. 240.13a-14(a)
Exhibit 32 — Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-
Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)

(b) Reports on Form 8-K: During the quarter ended March 28, 2004, the Company filed a Current Report on Form 8-K dated January 28, 2004. The Current Report included information under Items 7 and 12.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

It is important that the company provide the transcript of its 2015 annual meeting to see whether the company addressed the rule 14a-8 proposal as properly presented at this meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 6, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to provide the text of the company discussion of the rule 14a-8 proposal at its annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>

Haynsworth
Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
www.hsblawfirm.com

SUZANNE HULST CLAWSON
ATTORNEY
DIRECT DIAL NUMBER 803.540.7819
sclawson@hsblawfirm.com

Rule 14a-8(h)

December 4, 2015

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sonoco Products Company – Supplemental Letter Regarding Notice of Intention to Omit from 2016 Proxy Materials Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On December 1, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Sonoco Products Company, a South Carolina corporation (the "Company"), pursuant to Rule 14a-8(j), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a proposal (the "2016 Proposal") submitted by William Steiner (the "Proponent"). The 2016 Proposal requests that: "Shareholders ask our board of directors to adopt and present for shareholder approval, a 'proxy access bylaw'..." as outlined in the 2016 Proposal. The No-Action Request demonstrates that the 2016 Proposal properly may be omitted from the 2016 Proxy Materials pursuant to Rule 14-8(h)(3) because neither the Proponent nor his qualified representative appeared at the Company's 2015 Annual Meeting of Shareholders to present the Proponent's shareholder proposal included in the Company's 2015 proxy materials (the "2015 Proposal"), and Proponent did not show good cause for failure to do so.

On December 1, 2015, John Chevedden submitted a letter to the Staff (the "Response") responding to the No-Action Request. The Response is attached to this letter as Exhibit A. The Response states: "The company failed to note that the company reported in an EDGER [sic] filing that shareholders gave 77% support to Mr. Steiner's 2015 proposal."

Mr. Chevedden's assertion is not relevant to the No-Action Request. The Proponent failed, either in person or by his representative qualified under South Carolina law and the Company's Bylaws, to attend the 2015 Annual Meeting to present the 2015 Proposal. Proponent has not shown that he had "good cause" justifying such absence. The Response makes no attempt to rebut these factual assertions, which are the only relevant matters to be addressed under Rule 14a-8(h)(3).

Based on the arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will not recommend enforcement action to the SEC if the Company excludes the 2016 Proposal and any subsequent 2016 or 2017 proposals from its proxy materials.

I will be happy to provide you with any further information or answer any questions. Please do not hesitate to call me at (803) 540-7819 or email me at sclawson@hsblawfirm.com, or Chip King at (803) 540-7818, cking@hsblawfirm.com.

Very truly yours,



Suzanne Hulst Clawson

SHC/pd
Enclosures
Cc: Mr. William Steiner (via Federal Express and U.S.P.S)
Mr. John Chevedden (via email)

From: Roger Schrum <roger.schrum@sonoco.com>
Sent: Wednesday, December 02, 2015 8:12 AM
To: John Florence; Clawson, Suzi; King, Chip; Harris DeLoach
Subject: FW: #1 Rule 14a-8 Proposal (SON)
Attachments: CCE01122015_8.pdf

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 01, 2015 9:53 PM
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Roger Schrum <roger.schrum@sonoco.com>
Subject: #1 Rule 14a-8 Proposal (SON)

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to note that the company reported in an EDGER filing that shareholders gave 77% support to Mr. Steiner's 2015 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Roger Schrum <roger.schrum@sonoco.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

December 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Sonoco Products Company (SON)
Directors to be Elected by Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 1, 2015 no-action request.

The company failed to note that the company reported in an EDGER filing that shareholders gave 77% support to Mr. Steiner's 2015 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Roger Schrum <roger.schrum@sonoco.com>

Haynsworth
Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
www.hsblawfirm.com

SUZANNE HULST CLAWSON
ATTORNEY
DIRECT DIAL NUMBER 803.540.7819
sclawson@hsblawfirm.com

Rule 14a-8(h)

December 1, 2015

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sonoco Products Company – Notice of Intention to Omit from 2016 Proxy Materials Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Sonoco Products Company, a South Carolina corporation (the "Company"), pursuant to Rule 14a-8(j), with respect to a proposal submitted by William Steiner (the "Proponent") for inclusion in the Company's 2016 Proxy Materials (the "2016 Proxy Materials") for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting"). A copy of the proposal (the "2016 Proposal") and the email and letter from Proponent that accompanied the 2016 Proposal are attached to this letter as Exhibit A.

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on Rule 14a-8(h), the Company excludes the 2016 Proposal from its 2016 Proxy Materials and excludes any other proposals submitted by Proponent from proxy materials for meetings of shareholders in 2016 and 2017.

The Company's 2016 Annual Meeting is scheduled for April 20, 2016. The Company currently intends to file its definitive 2016 Proxy Materials with the SEC on or about March 21, 2016. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j). In accordance with the requirements of Rule 14a-8(j), a copy of this letter with attachments is being sent to the Proponent informing him of the Company's intention to omit the 2016 Proposal from its 2016 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the 2016 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Basis for Excluding Shareholder Proposal

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action to the SEC if, pursuant to Rule 14a-8(h)(3), the Company excludes the 2016 Proposal from the 2016 Proxy Materials because the Proponent submitted a proposal for the 2015 Annual Meeting of Shareholders and neither the Proponent nor his qualified representative appeared at the meeting to present the proposal and Proponent did not show good cause for failure to do so. Although a person who purported to be a representative of Proponent, albeit indirectly as discussed below, appeared at the 2015 Annual Meeting to present the 2015 Proposal, she was not qualified under state law and the Company's Bylaws to present the proposal.

Furthermore, consistent with Rule 14a-8(h)(3), we respectfully request that the Staff confirm that it will not recommend any enforcement action to the SEC if the Company omits from proxy materials any other proposals submitted by Proponent for meetings of shareholders in 2016 and 2017.

Factual Background

2016 Proposal

On October 19, 2015, via email from John Chevedden, Proponent submitted to the Company a proposal relating to majority voting for directors, accompanied by a letter dated October 11, 2015. In the letter accompanying the 2016 Proposal, Proponent purported to appoint Mr. Chevedden and/or his designee as Proponent's proxy and to authorize him to act on Proponent's behalf regarding the 2016 Proposal, and directed the Company to address future communications regarding the 2016 Proposal to Mr. Chevedden.

Counsel to the Company subsequently called Mr. Chevedden, and asked whether he was aware that, as disclosed in the Company's Proxy Statement for its 2015 Annual Meeting of Shareholders, the Company had already adopted a "Majority Withheld Vote" policy that is detailed in the Company's Corporate Governance Guidelines available on the Company's website. Mr. Chevedden stated that he was not aware of the policy and would look into it. On November 2, 2015, via email from Mr. Chevedden, Proponent submitted a proposal relating to proxy access, also accompanied by a letter dated October 11, 2015. The email transmitting this second proposal characterized the proposal as a "proposal revision," and handwritten at the top of the letter was "Revised Nov. 2, 2015." Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011) D.1, the Company has treated the initial proposal as withdrawn by the Proponent and the "proposal revision" as a replacement of the initial proposal.

2015 Proposal

In the fall of 2014, Proponent had submitted to the Company an advisory (non-binding) shareholder proposal regarding declassification of the Board of Directors for consideration at the 2015 Annual Meeting of Shareholders (the "2015 Proposal"). A copy of the 2015 Proposal and the letter from Proponent that accompanied the 2015 Proposal are attached to this letter as Exhibit B. As discussed below, neither Proponent nor any representative or proxy holder qualified under South Carolina law or the Company's Bylaws to present the 2015 Proposal on his behalf attended the 2015 Annual Meeting to present the 2015 Proposal and move its adoption.

As confirmed by his broker subsequent to submission of the 2015 Proposal, Proponent was a beneficial holder of the Company's shares at the date of submission of the 2015 Proposal to the Company. However, Proponent was not a record holder of the Company's shares at the date of submission of the 2015 Proposal to the Company or on the record date for the meeting. Further, Proponent did not represent, and his broker did not assert, that Proponent held a proxy from any such record holder. The Company's Bylaws only permit a resolution to be considered at a meeting of shareholders if it is proposed by the Board of Directors or by a shareholder of record at the date of submission to the Secretary and on the record date for the meeting.

Because Proponent met the eligibility and procedural requirements of Rule 14a-8(a) – (e), the 2015 Proposal was included in the Company's 2015 proxy statement and on its 2015 proxy card for voting. As permitted by the SEC's rules, the Board of Directors also included in the 2015 proxy statement a "Statement in Opposition to Shareholder Proposal" and its recommendation that shareholders vote "against" the 2015 Proposal.

As is the case with respect to the 2016 Proposal, in the letter accompanying the 2015 Proposal, Proponent purported to appoint Mr. Chevedden and/or his designee as Proponent's proxy and to authorize him to act on Proponent's behalf regarding the 2015 Proposal, and directed the Company to address future communications regarding the 2015 Proposal to Mr. Chevedden. However, because Proponent was not a record holder of shares, and did not present a proxy, or purport to hold a proxy, from a record holder, Proponent could not delegate to Mr. Chevedden authority that Proponent himself did not have.

The morning of the 2015 Annual Meeting, Ritchie Bond, as Corporate Secretary, received a letter via facsimile from Mr. Chevedden, in which he purported to "authorize Ms. Mary Mejias to present the 14a-8 proposal." A copy of the letter from Mr. Chevedden is attached to this letter as Exhibit C.

Mr. Chevedden also was not a shareholder of record at the date of submission of the 2015 Proposal to the Company or on the record date for the meeting, and did not represent that he held a proxy from any such record holder. (As noted above, even though Proponent purported to appoint Mr. Chevedden and/or his designee as his proxy, Proponent did not have legal authority to appoint Mr. Chevedden as his proxy because Proponent was neither a record holder nor the holder of a proxy from a record holder.) Because Mr. Chevedden was not a record holder of shares, he had no authority to authorize Ms. Mejias to present the proposal at the meeting.

Ms. Mejias attended the 2015 Annual Meeting and advised a Company representative that she had come to present the 2015 Proposal at the meeting. However, prior to the meeting, in a conversation between Mr. Harris E. DeLoach, Executive Chairman of the Board and the presiding officer at the meeting, and Ms. Mejias, Ms. Mejias acknowledged that she was not a shareholder of record at the date of submission of the 2015 Proposal to the Company or on the record date for the 2015 Annual Meeting, and did not hold a proxy from any such record holder. Accordingly, Mr. DeLoach advised her that she was not properly qualified under the Company's Bylaws or South Carolina law to present the proposal at the 2015 Annual Meeting, but that, as a courtesy, he would allow her to do so. When Ms. Mejias moved adoption of the 2015 Proposal, it did not receive a second.

The Board of Directors' proxy agents held voting instructions, by proxy card, telephone and Internet, relating to voting on the 2015 Proposal. If a duly qualified person had appeared at the meeting to present the proposal, the proxy agents would have voted the shares in accordance with these instructions. However, because a duly qualified person did not appear at the meeting to present the proposal, the Board of Directors' proxy agents did not vote on the proposal.

The Company may exclude the 2016 Proposal from its 2016 proxy materials under Rule 14a-8(h)(3) because Proponent submitted the 2015 Proposal for the Company's 2015 Annual Meeting of Shareholders and neither the Proponent nor his qualified representative appeared at the meeting to present the proposal.

SEC Rule 14a-8(h)(1) requires that either the shareholder making a proposal or his representative who is qualified under state law to present the proposal on his behalf attend the meeting to present the proposal, and that such person follow the proper state law procedures for attending the meeting and/or presenting the proposal. Rule 14a-8(h)(3) provides that failure of the shareholder making a proposal or his qualified representative to appear at the meeting and present the proposal, without good cause, gives a company the right to exclude from the company's proxy materials all proposals from the shareholder for any meetings in the following two calendar years. For a South Carolina corporation, following "proper state law procedures" would include complying with requirements of the corporation's bylaws. Section 33-2-106(b) of the South Carolina Business Corporation Act of 1988, as amended, provides: "The bylaws of a corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation."

The Company's Bylaws provide the following procedures for voting on shareholder proposals:

> 11. RESOLUTIONS TO BE VOTED ON BY SHAREHOLDERS, other than resolutions proposed by the Board of Directors, shall be submitted to the Secretary of the corporation in writing not less than seventy-five (75) days prior to the meeting at which the vote is to occur. No resolution shall be considered at any meeting of shareholders unless such resolution is proposed by the Board of Directors or by a shareholder of record at the date of submission to the Secretary and on the record date for the meeting. The person presiding at the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine whether such notice has been duly given and shall direct that proposals and nominees not be considered if such notice has not been duly given. [Emphasis added.]

Therefore, under the Company's Bylaws (and, consequently under South Carolina state law pursuant to S.C. Code Ann. Section 33-2-106(b)), to be eligible to present a shareholder proposal and have it voted on at the Company's annual meeting, the proponent would have to submit the proposal to the Corporate Secretary at least 75 days prior to the meeting, and be a shareholder of record at the date of submission of the proposal to the Secretary and on the record date for the meeting (or hold a proxy from the record holder on those dates). The proponent would have to meet these additional requirements even if he had already met the SEC's conditions for eligibility to submit a proposal and to have the proposal included in the proxy statement.

As confirmed by his broker, the Proponent was a beneficial holder of the Company's shares on the date of submission of his shareholder proposal to the Company. However, because his shares were held in a brokerage account, Proponent was not a shareholder of record, on the date of submission of his shareholder proposal to the Company or on the record date for the meeting. Further, the Proponent did not represent, and his broker did not assert, that Proponent held a proxy from any such record holder. Accordingly, the Proponent did not meet the requirements of the Company's Bylaws to present his 2015 Proposal at the 2015 Annual Meeting and have it voted upon. Nonetheless, the Proponent could have cured this defect by either obtaining a proxy from the record holder or having his shares transferred into his name as record holder and presenting his shareholder proposal again, as long as he did so at least 75 days before the meeting. The Proponent did not take any of these steps.

Further, because Mr. Chevedden was not "a shareholder of record at the date of submission to the Secretary and on the record date for the meeting," and did not hold a valid proxy from a person meeting these requirements, he was not qualified under the Company's Bylaws to present the 2015

Proposal at the 2015 Annual Meeting, or to appoint anyone else to do so. Because Ms. Mejias was not "a shareholder of record at the date of submission to the Secretary and on the record date for the meeting," and did not hold a valid proxy from a person meeting these requirements, she was not qualified under the Company's Bylaws to present the 2015 Proposal at the 2015 Annual Meeting. Therefore, the 2015 Proposal could not legally be presented or voted on at the 2015 Annual Meeting, and was not voted on, in person or by proxy, at the 2015 Annual Meeting.

As noted above, although the Board of Directors' proxy agents held voting instructions, by proxy card, telephone and Internet, relating to voting on the 2015 Proposal, because a duly qualified person did not appear at the 2015 Annual meeting to present the 2015 Proposal, the Board of Directors' proxy agents did not vote on the 2015 Proposal.

The Company is not aware of any information that would support a claim by Proponent that he had "good cause" for not appearing at the 2015 Annual Meeting, either in person or by his representative who was qualified by South Carolina law, to present the 2015 Proposal. None of the correspondence from Proponent or Mr. Chevedden offered any explanation as to why he was unable to take any of the steps that would have allowed Proponent or a qualified representative to attend the meeting and present the proposal. Moreover, Ms. Mejias did not notify the Company of any reason for the Proponent's absence from the 2015 Annual Meeting.

Pursuant to Rule 14a-8(h)(3), the Staff has regularly permitted companies to exclude shareholder proposals from its proxy materials for two calendar years following a meeting when such shareholder or its qualified representative failed to attend the shareholders' meeting to present his or her proposal, without good cause. See, e.g. *McDonald's Corporation* (March 3, 2015); *State Street Corp.* (Feb. 3, 2010); *E.I. du Pont de Nemours and Co.* (Jan. 16, 2009); *Procter & Gamble Co.*, (Jul. 24, 2008); *Comcast Corporation* (Feb. 25, 2008); *Eastman Kodak Co.* (Dec. 31, 2007) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the proponent failed to appear and present their shareholder proposal in the prior year).

Consistent with the precedent cited above, the Company believes that under Rule 14a-8(h)(3), it may: (i) exclude the 2016 Proposal from the 2016 Proxy Materials, and (ii) exclude any other proposals made by the Proponent from the proxy materials for any meetings of the Company's shareholders held in 2016 and 2017.

Conclusion

The Proponent failed to attend, either in person or by his representative qualified under South Carolina law and the Company's Bylaws, the 2015 Annual Meeting to present the 2015 Proposal. Proponent has not shown that he had "good cause" justifying such absence. As a result, the Company is entitled under Rule 14a-8(h)(3) to exclude the 2016 Proposal from the 2016 Proxy

Statement and to exclude from its proxy materials any other proposals submitted by Proponent for meetings of shareholders in 2016 and 2017. We respectfully request that the Staff concur in these conclusions and confirm that it will not recommend enforcement action to the SEC if the Company excludes the 2016 Proposal and any subsequent 2016 or 2017 proposals from its proxy materials.

I will be happy to provide you with any further information or answer any questions. Please do not hesitate to call me at (803) 540-7819 or email me at sclawson@hsblawfirm.com, or Chip King at (803) 540-7818, cking@hsblawfirm.com.

Very truly yours,



Suzanne Hulst Clawson

SHC/pd
Enclosures
Cc: Mr. William Steiner (via Federal Express and U.S.P.S)
Mr. John Chevedden (via email)

EXHIBIT A

Ritchie Bond

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Monday, November 02, 2015 10:30 AM
To:	Ritchie Bond
Cc:	Roger Schrum; Chip King
Subject:	Rule 14a-8 Proposal Revision (SON)"
Attachments:	CCE02112015.pdf

Dear Mr. Bond,
Please see the attached rule 14a-8 proposal revision submitted to enhance long-term shareholder value.
Sincerely,
John Chevedden

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Ritchie L. Bond
Corporate Secretary
Sonoco Products Company (SON)
One North Second Street
P O Box 160
Hartsville, SC 29551-0160
PH: 843-383-7000
FX: 843-383-7008

REVISED NOV. 2, 2015

Dear Mr. Bond,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



William Steiner

10/11/15
Date

cc: Roger Schrum <roger.schrum@sonoco.com>
Vice President, Investor Relations & Corporate Affairs
PH: 843-339-6018

[SON – Rule 14a-8 Proposal, October 19, 2015, Revised November 2, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Ritchie Bond

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, October 29, 2015 5:31 PM
To: Ritchie Bond
Cc: Roger Schrum
Subject: Rule 14a-8 Proposal (SON) blb
Attachments: CCE29102015_10.pdf

Dear Mr. Bond,
Please see the attached broker letter.
Sincerely,
John Chevedden

 Ameritrade

October 29, 2015

SON
Post-it® Fax Note 7671 | Date 10-27-15 | # of pages ▸
To Ritchie Bond | From Jona Cheudden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 843-383-7008 | Fax #

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 100 shares of each of the following stocks in the above reference account since July1, 2014.

1. Avista Corp (AVA)
2. CSX Corp (CSX)
3. Brink's Co (BCO)
4. Sonoco Prods Co (SON)
5. Eastman Chemical Co (EMN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com



EXHIBIT B

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Ritchie L. Bond
Corporate Secretary
Sonoco Products Company (SON)
One North Second Street
P O Box 160
Hartsville, SC 29551-0160
PH: 843-383-7000
FX: 843-383-7008

Dear Mr. Bond,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

William Steiner

7-28-14
Date

[SON: Rule 14a-8 Proposal, October 11, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year.

Although this proposal could easily be adopted so as to affect all our directors at the same time, management would have the discretion that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified had an aggregate market capitalization of one trillion dollars. Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improved performance and increased company value.

The number of S&P 500 companies with classified boards declined by more than 67% from 2000 to 2012. From January 1, 2011 to June 30, 2012:

- More than 50 S&P 500 companies brought management proposals for annual election of each director to a vote at annual meetings
- More than 50 shareholder proposals for annual election of each director passed at annual meetings of S&P 500 companies
- The average yes-vote for shareholder proposals calling for annual election of each director exceeded 75%.

Please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***





Post-it® Fax Note 7671	Date 10-22-14 # of pages ▶
To Ritchie Bond	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 843-383-7008	Fax #

SON

October 21, 2014

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

EXHIBIT C

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. Ritchie L. Bond
Corporate Secretary
Sonoco Products Company (SON)
One North Second Street
P O Box 160
Hartsville, SC 29551-0160
PH: 843-383-7000
FX: 843-383-7008

Dear Mr. Bond,

In looking forward to a good annual meeting this is to authorize Ms. Mary Mejias to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,




John Chevedden Date April 14, 2015

cc: William Steiner

Roger Schrum <roger.schrum@sonoco.com>
Vice President, Investor Relations & Corporate Affairs
PH 843-339-6018
FX: 843-383-7008